UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Geeknet, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

83616W101

(CUSIP Number)

Kirk L. Somers
c/o Geeknet, Inc.
11216 Waples Mill Rd., Suite 100
Fairfax, VA 22030
(877) 433-5638
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2014
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(Continued on following pages)
(Page 1 of 5 Pages)

CUSIP No. 83616W101		13D	(Page 2 of 5 Pages)

1	NAME OF REPORTING PERSON Kenneth G. Langone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES	7	SOLE VOTING POWER 749,736
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 749,736
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,736
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.24%
14	TYPE OF REPORTING PERSON (see instructions) IN

Item 1.  Security and Issuer.

The title and class of equity securities to which this Schedule 13D relates is the shares of common stock, par value $0.001 per share (the “Common Stock”), of Geeknet, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 11216 Waples Mill Rd., Suite 100, Fairfax, VA 22030.

Item 2.  Identity and Background.

(a)           This Schedule 13D is being filed by Kenneth G. Langone (“Mr. Langone”) (sometimes hereinafter referred to as the “Reporting Person”).

(b)           The principal business address of Mr. Langone is 375 Park Avenue, Suite 2205, New York, NY, 10152.

(c)           Mr. Langone’s principal occupation is as President and Chief Executive Officer of Invemed Associates, LLC, a New York limited liability company (“Invemed”).  Invemed is a New York Stock Exchange member firm engaged primarily in the business of investment banking and brokerage services.

(d)           During the last five years, Mr. Langone has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)           During the last five years, Mr. Langone was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Langone is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

On March 14, 2014, Mr. Langone used personal funds to purchase 417,736 shares of Common Stock for an aggregate purchase price of $5,848,304 in a privately negotiated transaction.

Item 4.  Purpose of Transaction.

Mr. Langone purchased the 417,736 shares of Common Stock for investment purposes and intends to evaluate the performance of such securities as an investment in the ordinary course of business.  Mr. Langone is a member of the Issuer’s Board of Directors, and, in his capacity as such may engage in discussions with the Issuer and the other members of the Board of Directors regarding the Issuer’s business, strategy, capital and corporate structure.  Except as provided above, Mr. Langone does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)           Mr. Langone beneficially owns 749,736 shares of Common Stock, which ownership constitutes 11.24% beneficial ownership of the Common Stock of the Issuer as calculated pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act of 1934, as amended.

(b)           Number of shares as to which each Reporting Person has:

Sole power to vote or to direct the vote:

The information in Row 7 of the Cover Pages is incorporated by reference herein.*

Shared power to vote or to direct the vote:

The information in Row 8 of the Cover Pages is incorporated by reference herein.

Sole power to dispose or to direct the disposition of:

The information in Row 9 of the Cover Pages is incorporated by reference herein.*

Shared power to dispose or to direct the disposition of:

The information in Row 10 of the Cover Pages is incorporated by reference herein.

* such amount includes 7,000 shares that Mr. Langone has the right to purchase pursuant to stock options exercisable within 60 days of the date hereof.

(c)           The information in Item 3 of this Schedule 13D is incorporated by reference herein.  Except as set forth therein, Mr. Langone has not effected any transactions in shares of Common Stock during the past 60 days.

(d)           No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in this Item 5.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided in Item 5 of this Schedule 13D is incorporated herein by reference.  Other than as described in this Schedule 13D, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between any such person and any person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 24, 2014

/s/ Kenneth G. Langone Kenneth G. Langone